Givemepower Corporation

370 Amapola Ave., # 200A

Torrance, California 90501

June 12, 2020

            Re:      Givemepower Corporation

Form 10-12G

Filed May 11, 2020

File No. 000-31006

To whom it may concern:

Please see the answer to your comments below.

Form 10-12G filed May 11, 2020

General

1.      Please provide a detailed analysis why neither the company nor its wholly-owned subsidiary is an investment company under Section 3(a)(1) under the Investment Company Act given the company’s stated intention that part of its business is “investments in securities, warrants, bonds, or options of public and private companies in various industries but focusing on specialty biopharmaceutical companies” and that currently virtually all of its assets are in securities. We also note your statement that “We identify and acquire businesses which fit our investment/acquisition criteria, then restructure the businesses or improve their operations and sell them for profit or hold them for cash flow.” Accordingly, please also provide an analysis as to why the company is not a “special situation investment company.”

This has been updated to include a section on why neither the company nor its wholly-owned subsidiary is an investment company under Section 3(a)(1) under the Investment Company Act.

2.      Much of the information in the registration statement is as of December 31, 2019. Please update the information as of the most recent time practicable.

This has been addressed and updated to include the new information as of the most recent time practicable.

Business, page 4

3.      Please clarify the business of your company. Specifically, we note your disclosure that you intend to operate a hedge fund, invest in private equity, biopharmceuticals, and real estate. Please also describe the mezzanine finance component of your business plan. Additionally, please disclose the total number of employees, including full time employees. See Item 101(h)(4) of Regulation S-K.

This has been amended and a clearer business plan has been added.  Description of the mezzanine finance component has been provided. The total number of full time and part time employees has also been updated.

4.      We note the reference to the three aftermarket auto parts retail businesses that you state in the risk factors section fit your investment/acquisition criteria. Please discuss the current status of any discussions or negotiations, including whether any agreements have been entered into.

We have updated the business section to include our current efforts at finding targets and preparing to acquire them.  We’ve disclosed that we currently do not have any agreement with any of the sellers of the three aftermarket auto parts sellers or other targets we have identified.

Security Ownership of Certain Beneficial Owners and Management, page 38

5.      Please include the beneficial ownership of Mr. Igwealor the shares held through Goldstein Franklin Inc.  In addition, please include Ms. Ogbozor and the amount held by officers and directors as a group in the table. See Item 403(b) of Regulation S-K. In addition, please revise the percent held by Goldstein Franklin, as it appears the percent ownership is 78% rather than 60%.

We have updated this section to include the beneficial ownership of Mr. Igwealor the shares held through Goldstein Franklin Inc, which is 78%.  We have likewise added Ms. Ogbozor and the amount held by officers and directors as a group in the table.

Directors and Executive Officers, page 39

6.      Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Additionally, please discuss the principal occupation and employment for the past five years, including the name, and principal business of any corporation or other organization. Please also indicate any other directorships held during the last five years for each director. See Item 401(e) of Regulation S-K.

We have updated this section to discuss the specific experience of our directors and we also provided  and discussed their principal occupation and employment for the past five years. We updated the section to also include  other directorships held during the last five years for each director.

Exhibits

7.      Please, for exhibits incorporated by reference, include an active link to the exhibit. See Item 601(a)(2) of Regulation S-K.

We have updated and provided actual copies of the documents.

8.      Please file the $100,000 line of credit with Goldstein Franklin, Inc. as referenced in footnote 5 to the financial statements. See Item 601(b)(10) of Regulation S-K. In addition, please include disclosure of the material terms of this line of credit in the registration statement and clarify whether the term has been extended.

A copy of the line of credit agreement has been included.

Please contact me at blkbnknf@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Cannabinoid Biosciences, Inc.